CUSIP No. 419596101	13D	Page 1 of 23 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

HAVERTY FURNITURE COMPANIES, INC.

(Name of Issuer)

Class A Common Stock, $1.00 par value

(Title of Class of Securities)

419596-20-0

(CUSIP Number)

Amy Wilson

Bryan Cave Leighton Paisner LLP

One Atlantic Center

Fourteenth Floor

1201 West Peachtree Street, NW

Atlanta, GA 30309

Telephone: (404) 572-6926

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 25, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 419596101	13D	Page 2 of 23 Pages

1		NAME OF REPORTING PERSONS: H5, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14		TYPE OF REPORTING PERSON CO

CUSIP No. 419596101	13D	Page 3 of 23 Pages

1		NAME OF REPORTING PERSONS: Pine Hill Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14		TYPE OF REPORTING PERSON CO

CUSIP No. 419596101	13D	Page 4 of 23 Pages

1		NAME OF REPORTING PERSONS: J. Rawson Haverty, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 113,091 Shares of Class A Common Stock
	8	SHARED VOTING POWER 77,164 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 84,074 Shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 106,181 Shares of Class A Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,255 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 419596101	13D	Page 5 of 23 Pages

1		NAME OF REPORTING PERSONS: Trust Created Under Item VI of the Last Will and Testament of Rawson Haverty Dated July 21, 2003, a/k/a Marital Trust u/w July 21, 2003
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14		TYPE OF REPORTING PERSON OO

CUSIP No. 419596101	13D	Page 6 of 23 Pages

1		NAME OF REPORTING PERSONS: Marital Trust B Dated October 31, 2012 Created by the Trustees of the Trust Created Under Item VI of the Last Will and Testament of Rawson Haverty Dated July 21, 2003
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14		TYPE OF REPORTING PERSON OO

CUSIP No. 419596101	13D	Page 7 of 23 Pages

1		NAME OF REPORTING PERSONS: Margaret Munnerlyn Haverty Revocable Trust Dated August 15, 2007 as Amended and Restated on December 17, 2012
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14		TYPE OF REPORTING PERSON OO

CUSIP No. 419596101	13D	Page 8 of 23 Pages

1		NAME OF REPORTING PERSONS: H5-MHG, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 12,746 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 12,746 Shares of Class A Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,746 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 419596101	13D	Page 9 of 23 Pages

1		NAME OF REPORTING PERSONS: H5-JMH, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 10,622 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 10,622 Shares of Class A Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,622 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 419596101	13D	Page 10 of 23 Pages

1		NAME OF REPORTING PERSONS: H5-JRH, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 65,140 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 65,140 Shares of Class A Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,140 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 419596101	13D	Page 11 of 23 Pages

1		NAME OF REPORTING PERSONS: H5-MEH, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 23,088 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 23,088 Shares of Class A Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,088 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 419596101	13D	Page 12 of 23 Pages

1		NAME OF REPORTING PERSONS: H5-BMH, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,000 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,000 Shares of Class A Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 419596101	13D	Page 13 of 23 Pages

1		NAME OF REPORTING PERSONS: Margaret Haverty Glover
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 12,746 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 41,763 Shares of Class A Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,763 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 419596101	13D	Page 14 of 23 Pages

1		NAME OF REPORTING PERSONS: Jane Middleton Haverty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 28,816 Shares of Class A Common Stock
	8	SHARED VOTING POWER 10,622 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 28,816 Shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 39,639 Shares of Class A Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,455 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 419596101	13D	Page 15 of 23 Pages

1		NAME OF REPORTING PERSONS: Mary Elizabeth Haverty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 23,088 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 52,105 Shares of Class A Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,105 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 419596101	13D	Page 16 of 23 Pages

1		NAME OF REPORTING PERSONS: Ben M. Haverty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,000 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 34,017 Shares of Class A Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,017 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 419596101	13D	Page 17 of 23 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 24, 2007 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed with the SEC on March 24, 2010, Amendment No. 2 filed with the SEC on June 14, 2012, Amendment No. 3 filed with the SEC on November 15, 2012, Amendment No. 4 filed with the SEC on March 21, 2013, Amendment No. 5 filed with the SEC on May 15, 2013, Amendment No. 6 filed with the SEC on July 18, 2013, Amendment No. 7 filed with the SEC on December 17, 2013, Amendment No. 8 filed with the SEC on January 13, 2015, Amendment No. 9 filed with the SEC on June 29, 2015, Amendment No. 10 filed with the SEC on January 3, 2017, Amendment No. 11 filed with the SEC on January 3, 2018, Amendment No. 12 filed with the SEC on May 22, 2019 and Amendment No. 13 filed with the SEC on March 12, 2021 (such amendments, together with the Original Schedule 13D, the “Schedule 13D”) with respect to the Class A common stock, par value $1.00 per share (the “Class A Common Stock”), of the Company. This Amendment No. 14 is being filed to update the Reporting Persons and to amend and supplement the Schedule 13D as follows. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)	The Reporting Persons beneficially own an aggregate 270,527 shares or 21.0% of the Class A Common Stock. For further information, see the cover pages hereto which are hereby incorporated by reference. All percentages of outstanding Class A Common Stock are calculated based on information included in the Form 10-Q filed by the Company on August 2, 2021 which reported that 1,290,438 shares of Class A Common Stock were outstanding as of August 1, 2021.

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) with certain other Class A Common Stock shareholders (“Other Class A Shareholders”) as a result of entering into a Class A Shareholders Agreement and the amendments thereto with the Other Class A Shareholders. If the Reporting Persons are deemed to have formed a group with the Other Class A Shareholders, each of the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate 963,010 shares or 74.6% of the Class A Common Stock; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.

(b)

H5, LLC does not currently own any Class A Common Stock. H5, LLC is managed by a majority in interest of its members, and the members hold voting and dispositive power with respect to any shares of Class A Common Stock owned from time to time by H5, LLC.

The LLC does not currently own any Class A Common Stock. JMH is the sole manager of the LLC and has granted Mr. Haverty a proxy with voting power over any shares of Class A Common Stock owned from time to time by the LLC.

Mr. Haverty directly owns 81,743 shares or 6.3% of the Class A Common Stock. Mr. Haverty beneficially owns 190,255 shares or 14.7% of the Class A Common Stock. Mr. Haverty has sole dispositive power with respect to 84,074 shares of Class A Common Stock and sole voting power with respect to 113,091 shares of Class A Common Stock.

Mr. Haverty and Nan S. Haverty hold shared voting and dispositive power with respect to the 8,728 shares held by the Trust for the Benefit of Hannah Haverty (“Daughter’s Trust”). Mr. Haverty and Nan S. Haverty hold shared voting and dispositive power with respect to the 3,296 shares held by the Trust for the Benefit of Rhett Haverty (“Son’s Trust”). Mr. Haverty has no pecuniary interest in the shares of the Daughter’s Trust or the Son’s Trust and disclaims any beneficial ownership in the shares held by the Daughter’s Trust and the Son’s Trust.

CUSIP No. 419596101	13D	Page 18 of 23 Pages

Mr. Haverty holds sole voting power and shares dispositive power over the 29,017 shares held by the Mary E. Haverty Foundation (the “Foundation”) with the other trustees of the Foundation: MHG, JMH, MEH and BMH. Mr. Haverty, MHG, JMH, MEH and BMH have no pecuniary interest in the shares of the Foundation and disclaim any beneficial ownership in the Foundation’s shares. Mr. Haverty holds sole voting and sole dispositive power over the 2,331 shares held in the J. Rawson Haverty, Jr. Roth Inherited IRA.

None of the Marital Trust, Marital Trust B or the MMH Trust currently hold any Class A Common Stock. The trustees of each of the Marital Trust, Marital Trust B and the MMH Trust are Mr. Haverty, JMH and BMH. Mr. Haverty disclaims beneficial ownership of the shares held from time to time by Marital Trust, Marital Trust B, and the MMH Trust, except to the extent of any pecuniary interest he may have therein.

H5-MHG beneficially owns 12,746 shares or 1.0% of the Class A Common Stock. As the manager of H5-MHG, MHG shares voting and dispositive power with H5-MHG with respect to the shares of Class A Common Stock held by H5-MHG.

H5-JMH beneficially owns 10,622 shares or 0.8% of the Class A Common Stock. As the manager of H5-JMH, JMH shares voting and dispositive power with H5-JMH with respect to the shares of Class A Common Stock held by H5-JMH.

H5-JRH beneficially owns 65,140 shares or 5.0% of the Class A Common Stock. As the manager of H5-JRH, Mr. Haverty shares voting and dispositive power with H5-JRH with respect to the shares of the Class A Common Stock held by H5-JRH.

H5-MEH beneficially owns 23,088 shares or 1.8% of the Class A Common Stock. As the manager of H5-MEH, MEH shares voting and dispositive power with H5-MEH with respect to the shares of Class A Common Stock held by H5-MEH.

H5-BMH beneficially owns 5,000 shares or 0.4% of the Class A Common Stock. As the manager of H5-BMH, BMH shares voting and dispositive power with H5-BMH with respect to the shares of Class A Common Stock held by H5-BMH.

JMH beneficially owns 68,455 shares or 5.3% of the Class A Common Stock, which includes 10,622 shares held by H5-JMH and 29,017 shares held by the Foundation. JMH holds sole voting and sole dispositive power over the 28,816 shares held by Jane M Haverty Trust dated September 20, 2007.

MEH beneficially owns 52,105 shares or 4.0% of the Class A Common Stock, which includes 23,088 shares held by H5-MEH and 29,017 shares held by the Foundation.

MHG beneficially owns 41,763 shares or 3.2% of the Class A Common Stock, which includes 12,746 shares held by H5-MHG and 29,017 shares held by the Foundation.

BMH beneficially owns 34,017 shares or 2.6% of the Class A Common Stock, which includes 5,000 shares held by H5-BMH and 29,017 shares held by the Foundation.

(c)	Except as set forth on Schedule 1 hereto and as described above, no other recent transactions in Class A Common Stock were effected by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 419596101	13D	Page 19 of 23 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 17, 2021	H5, LLC

By:	/s/ Jane Middleton Haverty
Jane Middleton Haverty
Member

By:	/s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.
Member

By:	/s/ Ben M. Haverty
Ben M. Haverty, Jr.
Member

PINE HILL ASSOCIATES, LLC

By:	/s/ Jane Middleton Haverty
Jane Middleton Haverty
Manager

J. RAWSON HAVERTY, JR.

By:	/s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.

Trust Created Under Item VI of the Last Will and Testament of Rawson Haverty Dated July 21, 2003

By:	/s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.
Trustee

By:	/s/ Jane Middleton Haverty
Jane Middleton Haverty
Trustee

By:	/s/ Ben M. Haverty
Ben M. Haverty
Trustee

CUSIP No. 419596101	13D	Page 20 of 23 Pages

Marital trust b Dated October 31, 2012

By:	/s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.
Trustee

By:	/s/ Jane Middleton Haverty
Jane Middleton Haverty
Trustee

By:	/s/ Ben M. Haverty
Ben M. Haverty
Trustee

MARGARET MUNNERLYN HAVERTY REVOCABLE TRUST DATED AUGUST 15, 2007 AS AMENDED AND RESTATED ON DECEMBER 17, 2012

By:	/s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.
Trustee

By:	/s/ Jane Middleton Haverty
Jane Middleton Haverty
Trustee

By:	/s/ Ben M. Haverty
Ben M. Haverty
Trustee

H5-MHG, LLC

By:	/s/ Margaret Haverty Glover
Margaret Haverty Glover
Manager

H5-JMH, LLC

By:	/s/ Jane Middleton Haverty
Jane Middleton Haverty
Manager
H5-JRH, LLC

By:	/s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.
Manager
H5-MEH, LLC

By:	/s/ Mary Elizabeth Haverty
Mary Elizabeth Haverty
Manager

CUSIP No. 419596101	13D	Page 21 of 23 Pages

H5-BMH, LLC

By:	/s/ Ben M. Haverty
Ben M. Haverty
Manager

Margaret Haverty Glover

By:	/s/ Margaret Haverty Glover
Margaret Haverty Glover

Jane Middleton Haverty

By:	/s/ Jane Middleton Haverty
Jane Middleton Haverty

Mary Elizabeth Haverty

By:	/s/ Mary Elizabeth Haverty
Mary Elizabeth Haverty

Ben M. Haverty

By:	/s/ Ben M. Haverty
Ben M. Haverty

CUSIP No. 419596101	13D	Page 22 of 23 Pages

SCHEDULE 1

Shares of Class A Common Stock Acquired or Disposed of by the Reporting Persons in the last 60 days

1.	H5, LLC

No transactions.

2.	Pine Hill Associates, LLC

No transactions.

3.	J. Rawson Haverty, Jr.

No transactions.

4.	Daughter’s Trust

No transactions.

5.	Son’s Trust

No transactions.

6.	Foundation

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
June 25, 2021	Disposition	15,000	N/A	Conversion[1]

7.	Marital Trust

No transactions.

8.	Marital Trust B

No transactions.

9.	MMH Trust

No transactions.

10.	H5-MHG, LLC

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
May 17, 2021	Disposition	10,000	N/A	Conversion[1]

11.	H5-JMH, LLC

No transactions.

CUSIP No. 419596101	13D	Page 23 of 23 Pages

12.	H5-JRH, LLC

No transactions.

13.	H5-MEH, LLC

No transactions.

14.	H5-BMH, LLC

No transactions.

15.	Margaret Haverty Glover

No transactions.

16.	Jane Middleton Haverty

No transactions.

17.	Mary Elizabeth Haverty

No transactions.

18.	Ben M. Haverty

No transactions.

1 Conversion of Class A Common Stock of the Company into common stock of the Company.